March 13, 2009
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
ATTN: Martin James
100 F Street, NE
Washington, D.C. 20549

RE:	Brooks Automation, Inc. Form 10-K for the fiscal year ended September 30, 2008 Filed November 26, 2008 Form 10-Q for the Quarterly Period Ended December 31, 2008 File No. 000-25434
Ladies and Gentlemen:
     This letter is in response to the letter from the Commission dated March 4, 2009 regarding the above referenced filings. The headings below correspond to the headings in the Commission’s letter, and each of the Company’s responses is preceded by the text of the comment from this letter.
Form 10-K for the fiscal year ended September 30, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
Critical Accounting Policies and Estimates, page 47
1.	SEC Comment: In the interest of providing readers with a better insight into management’s judgments into accounting for goodwill, please consider disclosing the following:
•	The reporting unit level at which you test goodwill for impairment and your basis for that determination.

•	Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

•	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.
1.	Response: In 2008, the reporting unit level for which goodwill impairment testing was applied is consistent with our 2008 reportable segments based on an evaluation of the criteria in paragraph 30 of SFAS 142. As disclosed in our December 31, 2008 Form 10-Q, the Company is reorganizing its business and anticipates changes to its reportable segments and its reporting units. The Company will include disclosure of its historical reporting units and its newly formed reporting units as well as the basis for determining those reporting units in its Form 10-Q for the quarter ended March 31, 2009.

The Company acknowledges the Commission’s comments, and will expand future disclosures of critical accounting policies and estimates to include the following disclosures:
FASB Statement No. 142, Goodwill and Intangible Assets (“FAS 142”), requires the testing of goodwill for impairment be performed at a level referred to as a reporting unit. A reporting unit is either the “operating segment level” or one level below, which is referred to as a “component”. The level at which the impairment test is performed requires an assessment as to whether the operations below the operating segment constitute a self-sustaining business. If the operations below the operating segment level are determined to be a self-sustaining business, testing is generally required to be performed at this level; however, if multiple self-sustaining business units exist within an operating segment, an evaluation would be performed to determine if the multiple business units share resources that support the overall goodwill balance. For purposes of the Company’s 2008 annual goodwill impairment test, the Company has identified three reporting units: Automation Systems, Critical Components, and Global Customer Operations.
In performing the 2008 annual goodwill impairment test, the Income Approach, specifically the Discounted Cash Flow Method (“DCF Method”) was used to value the net assets of the reporting units. The Company acknowledges the Commission’s comments, and will expand future disclosures of critical accounting policies and estimates to include the following disclosures:
In performing the annual impairment test, the Income Approach, specifically the Discounted Cash Flow Method (“DCF Method”), is used to value the net assets of the reporting units. The DCF Method includes five year future cash flow projections, which are discounted to present value, and an estimate of terminal values, which are also discounted to present value. Terminal values represent the present value an investor would pay today for the rights to the cash flows of the business for the years subsequent to the discrete cash flow projection period. Given the cyclical nature of the industry, the revenue multiple was chosen to determine terminal value of the reporting unit as it represents a more stable multiple over time. The revenue multiple is based on a ten year analysis of comparable businesses. The Company considers the DCF Method to be the most appropriate valuation indicator as the DCF analyses are based on management’s long-term financial projections. Given the dynamic nature of the semiconductor equipment market, management’s projections as of the valuation date are considered more relevant as they reflect more current information than, for example market metrics applied to historic results of peer companies. For example, management’s revenue forecasts as of September 30, 2008 more readily reflect the significant expected decrease in semiconductor equipment sales compared to the then publicly available financial results of the comparable companies.
The methodologies used to test goodwill in 2008 did not change from the prior year. However, one critical assumption used in the DCF Method did change materially. As disclosed in the Company’s Form 10-K, in both Management’s Discussion and Analysis and the notes to our Consolidated Financial Statements, the Company’s projected cash flow changed materially for the 2008 goodwill test as a result of the global economic slowdown. This downturn has materially impacted the Company’s revenues, which results in reduced cash flow during the projection period and lower terminal values, which leads to a lower fair value under the DCF Method.
The Company acknowledges the Commission’s comments, and will expand future disclosures of critical accounting policies and estimates to include the following:
The material assumptions used in the Company’s DCF Method include: discount rates and revenue forecasts. Discount rates are based on a weighted average cost of capital (“WACC”), which represents the average rate a business must pay its providers of debt and equity capital. The WACC used by the Company to test goodwill is derived from a group of comparable companies. The average WACC used in the 2008 goodwill test was 12.8%, which changed only slightly from 13.5% used in the prior period, with the decrease due primarily to declining market interest rates. Management determines revenue forecasts based on its best estimate of near term revenue expectations which are corroborated by communications with customers, and longer-term projection trends, which are validated by published independent industry analyst reports. Revenue forecasts materially impact the amount of cash flow generated by the Company during the five year projection period, and also impact the terminal value as that value is derived from projected revenue. The decease in projected revenue for all three reporting units for both the forecast period and the terminal period is the primary cause for the lower fair values of all three reporting units in 2008 as compared to 2007.
Given the current economic environment and the uncertainties regarding the impact on the Company’s business, there can be no assurance that the

Company’s projected revenues used to test goodwill as of September 30, 2008 will prove to be accurate in the future. If the Company’s projected revenues are not achieved, we may be required to record additional goodwill impairment charges in future periods, whether in connection with our next annual impairment testing, or prior to that, if any such change constitutes a triggering event outside of the quarter in which our annual impairment test is performed. It is not possible at this time to determine if any such future impairment charge would result however, if it does, then such charge could be material.
Financial Statements, page 37
Consolidated Statements of Operations, page 40
2.	SEC Comment: It appears that you have combined impairment losses related to goodwill, property and intangible assets in a single line item titled “Impairment charges.” In future filings, consistent with paragraph 43 of SFAS 142, please revise your presentation to present the aggregate amount of goodwill impairment losses on a separate line item in the income statement.

2.	Response: The Company advises the Commission that the components of the impairment charges were disclosed in Note 6 to the Consolidated Financial Statements. The Company acknowledges the Commission’s comment and will present goodwill impairment losses on a separate line item in the income statement of all future filings.
Note 6, Goodwill and Intangible Assets, page 52
3.	SEC Comment: We note that you consider goodwill impaired when the net book value of a reporting unit exceeds its estimated fair value. Under paragraph 19-21 of SFAS 142, we note that the goodwill impairment testing consists of two steps and that the amount of the goodwill impairment loss is based upon a comparison of the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of goodwill should be determined in the same manner as the amount of goodwill recognized in a business combination. Please tell us how you considered this guidance and disclose in future filings in more detail how you determined the amount of your goodwill impairment losses.

3.	Response: The Company has complied with the requirements of paragraph 19-21 of SFAS 142 in determining the amount of the goodwill impairment as of September 30, 2008. The Company acknowledges the Commission’s comments, and will expand future disclosures of critical accounting policies and estimates to include the following disclosures:
Goodwill impairment testing is a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of the Company’s reporting units to their carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. If the reporting unit’s carrying amount exceeds the fair value, the second step of the goodwill impairment test must be completed to measure the amount of impairment loss, if any. The second step compares the implied fair value of goodwill with the carrying value of goodwill. The implied fair value is determined by allocating the fair value of the reporting unit to all of the assets and liabilities of that unit, the excess of the fair value over amounts assigned to its assets and liabilities is the implied fair value of goodwill. The implied fair value of goodwill determined in this step is compared to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss is recognized equal to the difference. The Company’s 2008 goodwill impairment test resulted in a goodwill impairment charge for each reporting unit.
Form 10-Q for the Quarterly Period Ended December 31, 2008
Item 4, Controls and Procedures, page 20
4.	SEC Comment: We note your disclosure that your “chief executive officer and chief financial officer have concluded that [y]our disclosure controls and procedures are effective to ensure that information required to be disclosed by [you] in the reports that [you] file under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported in accordance with the time specified by the SEC’s rules and forms.” The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

4.	Response: The Company acknowledges the Commission’s comment and will revise future filings to remove the language that appears after the word “effective.”

The Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me if you have any further questions or comments.
Very truly yours,
BROOKS AUTOMATION, INC.

/s/ Martin S. Headley
Martin S. Headley
Executive Vice President and Chief Financial Officer